

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
6 Butler Street, Camberwell
VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 11, 2020**
> **File No. 000-54878**

Dear Mr. Nathanielsz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please revise your information statement to ensure consistent disclosures regarding the following matters:

   - Clarify whether the range of the reverse stock split is a range of 1-for-1,000, as you indicate in your cover page, or 1-for-500, as you indicate elsewhere in your filing.
   - Clarify whether authorized shares will proportionately decrease with the reverse split ratio. If the number of shares will remain the same or increase, please discuss how you will be able to accomplish the stated purpose of the reverse stock split.
   - Clarify how you will treat fractional shares. In this regard, we note that you state that factional shares will be rounded up, while in other instances you state that cash will be delivered in lieu of fractional shares.

- Clarify whether you will increase the number of authorized common and preferred shares as indicated in Exhibit A.

2. Please revise Exhibit A to clarify the number of authorized preferred stock. In Article 4.A, your amendment states that the number of authorized preferred stock will be 1,500,005. Article 5.B, however, states that the number of authorized stock is 10,000,000.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences